SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35510; File No. 812-15659

Coatue Innovation Fund, <u>et al.</u>

March 26, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Coatue Innovation Fund, Coatue Management, L.L.C., Coatue Asia Fund LP, Coatue Cardinal Main Fund LP, Coatue Climate Tech Fund II LP, Coatue F1 LP, Coatue Growth Fund V-B LP, Coatue Growth Fund V LP, Coatue Offshore Master Fund, Ltd., Coatue SC V LP, Coatue Strategic Maple Long Only Fund LP, Coatue Structured Co-Investment Offshore Fund A LP, Coatue Structured Fund LP, and Coatue Tactical Solutions CT Fund B LP.

Filing Dates: The application was filed on November 15, 2024 and amended on February 21, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on April 21, 2025, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Claire Jen, Coatue Management, L.L.C., cjen@coatue.com, Nicole M. Runyan, P.C., Kirkland & Ellis LLP, nicole.runyan@kirkland.com, and Jessica L. Patrick, Kirkland & Ellis LLP, jessica.patrick@kirkland.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated February 21, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of

Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated
authority.

Sherry R. Haywood,

Assistant Secretary.